                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934

                             (Amendment No.   )*


                                Kaye Group, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
        ----------------------------------------------------------------
                       (Title of Class of Securities)


                                  486589104
        ----------------------------------------------------------------
                               (CUSIP Number)

                             Joseph D. Lehrer, Esq.
     2000 Equitable Building, 10 S. Broadway, St. Louis, MO (314) 241-9090
   -------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 4, 1996
                      (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (continued on following page(s))

                               Page 1 of 7 Pages

                                 SCHEDULE 13D


CUSIP NO.   486589104                            PAGE  2    OF  7     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John D. Weil, S.S.#  ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


            PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            205,000, subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             45,000, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        205,000, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        45,000, subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           365,000, subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.20%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     2 OF 7

CUSIP NO. 486589104                                                  Page 3 of 7


ITEM 1.  Security and Issuer.

         The Reporting Person is the holder of shares of the Common Stock ("Stock") of Kaye Group, Inc., a Delaware corporation (the "Issuer"), 122 East 42nd Street, New York, New York 10168.

ITEM 2.  Identity and Background.

    (a)     John D. Weil ("Reporting Person");

    (b)     200 N. Broadway, Suite 825, St. Louis, Missouri  63102;

    (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102;

    (d)     No;

    (e)     No;

    (f)     U.S.A.

ITEM 3. Source and Amount of Funds or Other Consideration.

       All shares of Stock of the Issuer were purchased with the funds of the owners of the shares of Stock listed in Item 5. All purchases of the shares of Stock of the Issuer were made by purchase at prevailing market prices as quoted by the NASDAQ National Market.

ITEM 4.  Purpose of the Transaction.

       The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO. 486589104                                                 Page 4 of 7


    (e) any other material change in the Issuer's business or corporate structure;

    (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)    any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

    (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 365,000 shares of Stock in the manner hereinafter described:


                                                                                              Percentage of
                                                         Relationship to       Number of       Outstanding
               Shares Held in Name of                   Reporting Person        Shares          Securities
               ----------------------                   ----------------        ------          ----------
 John D. Weil                                        Reporting Person            120,000           1.71%
 RKW Management Services, L.P.                       Partnership                  55,000            .78%
                                                     Controlled by
                                                     Reporting Person
 Paula K. Weil                                       Sister                       35,000            .50%
 Richard K. Weil, Jr.                                Brother                      40,000            .57%
 Mark S. Weil                                        Brother                      40,000            .57%
 Mark S. Weil and John D. Weil, Trustees for         Nephew                       15,000            .21%
 Daniel D. Weil (Item 10 Trust)
 Mark S. Weil and John D. Weil, Trustees for         Nephew                       15,000            .21%
 Alexander P. Weil (Item 10 Trust)
 John D. Weil, Trustee for Victoria L. Weil,         Daughter                     15,000            .21%
 (Item 10 Trust)
 John D. Weil, Trustee for Gideon J. Weil            Son                          15,000            .21%
 (Item  10 Trust)


CUSIP NO. 486589104                                                 Page 5 of 7



 Richard K. Weil, Jr. and John D. Weil, Trustees     Nephew                      15,000            .21%
 for Samuel J. G. Weil (Item 10 Trust)

                                                                                -------           -----
 TOTAL                                                                          365,000           5.20%
                                                                                =======           =====
                                                                                            (+.02 rounding error)

       The foregoing percentages assume that the Issuer has 7,020,000 shares of Stock outstanding.

       All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. Except for Stock held in the name of the Reporting Person, or in trust wherein the Reporting Person is the trustee, or in the name of the partnership controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

       AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

       (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

CUSIP NO. 486589104                                                Page 6 of 7


       (c)

                                                                                 Net
                                                                                Price
                                                                  Number of      Per            Transaction
                                                                         --
             Purchase in the Name of                  Date         Shares       Share           Made Through
             -----------------------                  ----         ------       -----           ------------
 John D. Weil                                        8/1/96        30,000       4.688            Ernst & Co.
 John D. Weil                                        8/6/96        25,000        5.00          Jefferies & Co.
 John D. Weil                                       8/12/96        18,900       5.125          Jefferies & Co.
 Daniel D. Weil - Item 10                           8/13/96        15,000       5.375          Jefferies & Co.
 Alexander D. Weil - Item 10                        8/13/96        15,000       5.375          Jefferies & Co.
 Victoria L. Weil - Item 10                         8/13/96        15,000       5.375          Jefferies & Co.
 Gideon J. Weil - Item 10                           8/13/96        15,000       5.375          Jefferies & Co.
 Samuel G. Weil - Item 10                           8/13/96        15,000       5.375          Jefferies & Co.
 RKW Management Services, L.P.                      8/14/96        50,000       5.375          Jefferies & Co.
 Paula K. Weil                                      8/14/96        30,000       5.375          Jefferies & Co.
 Richard K. Weil, Jr.                               8/14/96        40,000       5.375          Jefferies & Co.
 Mark S. Weil                                       8/14/96        35,000       5.375          Jefferies & Co.
 John D. Weil                                       8/14/96        46,100       5.375          Jefferies & Co.
 RKW Management Services, L.P.                      10/4/96         5,000       6.250            Ernst & Co.
 Paula K. Weil                                      10/4/96         5,000       6.250            Ernst & Co.
 Mark S. Weil                                       10/4/96         5,000       6.250            Ernst & Co.

       (d)     Not applicable.

       (e)     Not applicable.

CUSIP NO. 486589104                                                 Page 7 of 7




ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       The Reporting Person is Trustee of several of the trusts mentioned in
Item 5. The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5, including the trustees and beneficiaries of all of the trusts mentioned in Item 5.

ITEM 7.  Material to be Filed as Exhibits.

       None.


       After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        /s/ John D. Weil
                                                     -------------------------
                                                        John D.  Weil

                                                        October 15, 1996